Issuer Free Writing Prospectus dated October 9, 2024

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated October 9, 2024

Registration Statement No. 333-281784

This free writing prospectus relates only to the initial public offering of shares of common stock of CeriBell, Inc. (“CeriBell”) and should be read together with the preliminary prospectus dated October 9, 2024 (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement (“Amendment No. 3”) on Form S-1 (File No. 333-281784) relating to the offering of such securities. Amendment No. 3 may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1861107/000095017024113629/ceribell_s-1_amendment_3.htm. Amendment No. 3 was filed to update and supplement certain disclosures that had been provided in the preliminary prospectus dated October 7, 2024 (the “Initial Preliminary Prospectus”).

This free writing prospectus summarizes the amendments and supplements to the Initial Preliminary Prospectus that appear in the Preliminary Prospectus. Please refer to the Preliminary Prospectus for a complete description of all updates and supplements to the Initial Preliminary Prospectus.

Expected initial public offering price per share: Between $16.00 and $17.00 per share.

Use of Proceeds:

We estimate that the net proceeds from this offering will be approximately $158.1 million (or approximately $182.6 million if the underwriters exercise in full their option to purchase up to 1,590,909 additional shares), based on an assumed initial public offering price of $16.50 per share, which is the midpoint of the estimated price range set forth on the cover page of the Preliminary Prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

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approximately $90.0 million to fund our sales and marketing efforts;
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approximately $20.0 million to fund research and product development activities, including to advance our delirium and ischemic stroke indications through completion of clinical studies related to our Clarity algorithm; and
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the remainder for general corporate purposes, including working capital, operating expenses, and capital expenditures.

Although we expect to use a portion of the net proceeds from this offering, together with our cash and cash equivalents to advance our delirium and ischemic stroke indication through completion of clinical studies, completion of these studies does not necessarily mean that we will receive approval or clearance from the Food and Drug Administration for these indications. We may also use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. We periodically evaluate strategic opportunities; however, we have no current understandings or commitments to enter into any such acquisitions or make any such investments.

Pro Forma as Adjusted Capitalization:

Based on the assumed initial public offering price of $16.50 per share, which is the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, as of June 30, 2024, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $183.0 million, additional paid-in capital would have been approximately $323.1 million, total stockholders’ equity would have been approximately $179.2 million and total capitalization would have been approximately $198.6 million.

Dilution:

Based on the assumed initial public offering price of $16.50 per share, which is the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, as of June 30, 2024, our pro forma as adjusted net tangible book value would have been approximately $175.3 million, or $5.15 per share of our common stock. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $4.50 per share and an immediate dilution in pro forma net tangible book value to new investors of $11.35 per share.

Ownership by Executive Officers, Directors and 5% Stockholders:

Upon completion of this offering, our executive officers, directors, owners of 5% or more of our capital stock and their respective affiliates will own, in the aggregate, approximately 51.5% of our common stock (assuming no exercise of the underwriters’ option to purchase additional shares and no purchases of shares in this offering by anyone of this group), or approximately 56.4% of our common stock (assuming stockholders that have indicated an interest in purchasing shares in this offering purchase shares in the offering in the maximum amounts they have indicated an interest in purchasing (see the succeeding paragraph for more details) and no exercise of the underwriters’ option to purchase additional shares). These stockholders will be able to exercise significant control over matters requiring stockholder approval, including the election of directors, amendment of our organizational documents, and approval of any merger, sale of assets, and other major corporate transaction.

Indications of Interest:

Certain of our existing stockholders, including Longitude Capital, The Rise Fund (which are affiliated with our board members, Juliet Tammenoms Bakker and Lucian Iancovici, M.D., respectively), Ally Bridge Group and Red Tree, each of which owns 5% or more of our capital stock prior to this offering, have indicated an interest in purchasing up to an aggregate of approximately $40 million of shares of our common stock in this offering at the initial public offering price (which would represent approximately 22.9% of the shares sold in this offering, assuming an offering price of $16.50 per share, which is the midpoint of the estimated price range set forth on the cover page of the Preliminary Prospectus). However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares of our common stock in this offering to these entities, or these entities may determine to purchase more, fewer or no shares of our common stock in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares of our common stock purchased by these entities as they will on any other shares of our common stock sold to the public in this offering. For more information regarding indications of interest by certain of our stockholders and the potential impact on their ownership of shares of our common stock, see “Principal Stockholders” in the Preliminary Prospectus.

CeriBell has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) in connection with the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and the other documents CeriBell has filed with the SEC for more complete information about CeriBell and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus relating to this offering may be obtained from BofA Securities, Attention: Prospectus Department, NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, or by email at dg.prospectus_requests@bofa.com; or J.P. Morgan, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com.